National Grid plc (“NG”)

21st December 2012

Approval of Rhode Island rate case settlement

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At an open meeting conducted on 20 December 2012, the Rhode Island Public Utilities Commission (the “Commission”) approved rate case settlements for National Grid’s Narragansett gas and electric utility businesses. A written order is expected to be issued by the Commission in January 2013.

The new rate plans, as approved, reflect the settlement agreement filed in November. They include a 9.5% allowed return on equity, a 49% equity portion in the assumed capital structure, pension trackers and increased operating cost allowances compared to the current rate plans. The new rate plans provide for a revenue increase of $21.5 million for electric operations and $11.3 million for gas operations. They also provide for an annual property tax recovery mechanism included in the Company’s annual capital programme that more closely aligns rate recovery and costs related to property tax expenses. The new rates are expected to become effective on 1 February 2013.

Tim Horan, National Grid President for Rhode Island said

“The rate plan will allow the Company to continue to operate our electric and gas delivery systems in a safe, reliable and cost effective manner for the benefit of Rhode Island customers. The agreement should provide adequate revenue to support National Grid’s operations and equip the business with the tools necessary to achieve the public interest benefits identified by the Commission and other stakeholders.”

CONTACTS

National Grid: Investors
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